

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

> **Re: Privileged World Travel Club, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 14, 2012**
> **File No. 333-183743**

Dear Mr. Lykiardopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated December 7, 2012 and we reissue this comment. Please explain whether Triton Distribution Systems, Inc. would be considered your parent company under Rule 405 of the Securities Act.

2.   We note your response to comment 2 from our letter dated December 7, 2012. Please tell us whether the notes held by the Triton Creditor Selling Stockholders were enforceable under state law at the time the notes were exchanged for shares of Privileged (e.g. were the Triton Creditor Selling Stockholders barred from enforcing the notes by the statute of limitations, other state law provisions, or through other contractual provisions).

Gregory E. Lykiardopoulos
Privileged World Travel Club, Inc.
December 21, 2012
Page 2

<u>Consent</u>

3.   Please ask your principal accountant to update their consent to reflect the report date of July 6, 2012 as reflected in their report on page F-2.

        You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, at 202-551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: <u>Via E-mail</u>
        C. Parkinson Lloyd, Esq.
        Durham Jones & Pinegar, P.C.